JUNE  7,  2000

SECURITIES  AND  EXCHANGE  COMMISSION
450  FIFTH  STREET,  N.W.
WASHINGTON,  D.C.  20549


RE:     REQUEST  WITHDRAWAL  OF  N-30D FILINGS
        FOR  THE CALVERT  FUND
        ACCESSION  NUMBER  0000701039-00-000006
        ACCESSION  NUMBER  0000701039-00-000007


DEAR  SIR  OR  MADAM:

ON  JUNE  6,  2000,  THE CALVERT  FUND  ATTEMPTED  TWICE TO FILE
FORM N-30D, AND MISTAKENLY FILED INCOMPLETE REPORTS. THE ACCESSION NUMBER FOR THE FILINGS WERE 0000701039-00-000006 AND 0000701039-00-000007.
WE  HAVE  CORRECTED  THE  ERROR,  AND SUBMITTED A THIRD FILING ON JUNE 7, 2000.

WE  RESPECTFULLY  REQUEST  THAT  THE  INCORRECT  FILINGS  BE  WITHDRAWN.

IF  YOU  HAVE  ANY  QUESTIONS  OR NEED FURTHER INFORMATION, PLEASE CONTACT US AT
(301)  951-4881.  WE  THANK  YOU  FOR  YOUR  ASSISTANCE.


SINCERELY  YOURS,


EDITH  LILLIE
SECURITIES  PARALEGAL